[Chapman and Cutler LLP Letterhead]

July 27, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust II File Nos. 333-201473; 811-22926

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust II (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on May 18, 2020 (the “Registration Statement”). The Registration Statement relates to the Innovator Laddered S&P 500 Power Buffer ETF (formerly Innovator Lunt Low Vol/High Beta Tactical ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Name

The Staff believes the name of the Fund, “Innovator Laddered S&P 500 Power Buffer ETF” may be misleading under Section 35(d) of the 1940 Act because the Fund does not itself provide a buffer. Accordingly, the Staff requests the term “Buffer” be deleted or the Fund change its name.

Response to Comment 1

The Fund believes that its name is in compliance with the requirements of Section 35(d) of the 1940 Act. The Fund provides a laddered, continuous exposure to twelve ETFs that are the Innovator S&P 500 Power Buffer ETFs (the “Underlying Funds”). The Fund’s portfolio consists exclusively of these Underlying Funds. As a result, the Fund respectfully submits that the name is not misleading and is descriptive of its overall investment strategy.

Comment 2 – Principal Investment Strategies

The Staff believes the section entitled “Principal Investment Strategies” should be revised in plain English to include additional disclosure on the operationality of the Fund in relation to the Underlying ETFs. For example, with respect to the term “Laddered” in the disclosure required by Item 4 of Form N-1A, the Staff requests enhancement of the disclosure to explain the expected results of using a “laddered” strategy and what benefits shareholders derive from investing in the Fund. If a graph or chart would be helpful in explaining the strategy, please include appropriate disclosure. Please also explain the benefit of investing in the Fund compared to investing directly in the Underlying ETFs. When explaining the potential benefits of investing in the Fund, please explain and cross-reference potential risks of investing in the Fund.

Response to Comment 2

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth on Exhibit A. The Fund acknowledges the Staff’s request that the Fund revise the disclosure set forth in the section entitled “Principal Investment Strategies” to include disclosure as to “why” an investor would want to purchase shares of the Fund. The Fund has provided a plain-English disclosure of the operationality of the Fund and Index and believes it is compliance with Item 4 of Form N-1A.

Comment 3 – Principal Risks

Pursuant to Item 4, and clarification in Item 9, of Form N-1A, please enhance the relevant fund-of-funds risk to provide disclosure that investors may purchase shares of the Fund when an Underlying ETF is at its Cap or is without the protection provided by the Buffer.

Response to Comment 3

In accordance with the Staff’s comment, “Fund-of-Funds Risk” has been revised as set forth below:

Fund-of-Funds Risk. The Fund does not itself pursue a defined outcome strategy, nor does it seek to provide a buffer against S&P 500 Price Index losses. While the Underlying ETFs seek to provide certain investment outcomes, there is no guarantee that they will successfully do so. Depending upon prevailing market conditions, an investor purchasing Shares of the Fund may experience investment returns that underperform the investment returns provided by the Underlying ETFs themselves because one or more Underlying ETFs may have exhausted the buffer that it seeks to provide or have little upside available due to proximity to its Cap. Additionally, as a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses, subjecting Fund shareholders to duplicative expenses.

In between the semi-annual rebalance period of the Index, because the Fund is not equally weighted on a continuous basis, the Fund may be exposed to one or more Underlying ETFs disproportionately when compared to other Underlying ETFs. In such circumstances, the Fund will be subject to the over-weighted performance of the Underlying ETF. If such Underlying ETF underperforms the other Underlying ETFs, the Fund will experience performance that is inferior than if the Index were equally weighted throughout the time period.

Comment 4 – Principal Investment Strategies

The Staff respectfully requests the Fund reconsider its response to Comment 21 of the Fund’s previous correspondence, dated July 10, 2020: The Staff notes that the Fund may be more heavily invested in a particular Underlying ETF due to market activity or material factors in the market, and that premiums and discounts will be different for each of the Underlying ETFs. How will these factors impact the Fund and what risks will these factors give rise to? What risk exposure will this give rise to for the Fund with less than equal allocation? The Staff requests the Fund revise its disclosure accordingly.

Response to Comment 4

The Fund has considered the Staff’s request and in response to the Staff’s concern, the Fund has revised the risk disclosure as set forth in the response to Comment 3 above.

Comment 5 – Performance

The Staff notes that the Fund discusses the performance of the Underlying ETFs. Please explain that there is no guarantee that the performance of the Underlying ETFs will be realized due to the operationality of the Cap. To the extent that an Underlying ETF will not experience gains above its Cap, please clearly explain this scenario and what that means.

Response to Comment 5

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth on Exhibit A.

Comment 6 – Principal Investment Strategies

The Staff notes with respect to the Fund’s investment objective, the prospectus states “The Fund, using an indexing investment approach, seeks investment results that generally correspond, before fees and expenses, to the price and yield of the Index.” Please clarify and explain the concept of “price and yield.”

Response to Comment 6

Pursuant to the Staff’s request, the Fund’s investment objective has been revised as set forth below:

The Fund seeks investment results that generally correspond (before fees and expenses) to the performance of the Refinitiv Laddered Power Buffer Strategy Index (the “Index”).

Comment 7 – Principal Investment Strategies

The Staff requests the Fund explain how the Index rebalances and reconstitutes its portfolio and what the respective weights of the Index components will be.

Response to Comment 7

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth on Exhibit A.

Comment 8 – Fee table

The Staff notes the Advisor and the Trust, on behalf of the Fund, have a unitary fee arrangement. To the extent that the Fund may be responsible for any expenses that the Advisor does not pay, please explain if the Fund will have to pay these expenses.

Response to Comment 8

The Fund is not aware of any other fees or expenses that are material to the Fund.

Comment 9 – Fee Table

Please explain in a supplemental response why the payment of Independent Trustee fees by the Adviser under the Fund’s unitary fee arrangement does not impair the independence of the Independent Trustees.

Response to Comment 9

Section 2(a)(19) of the 1940 Act sets out certain relationships that cause a trustee of an investment company to be deemed an interested person of (i) the fund they oversee or (ii) the fund’s investment adviser, none of which is present here. The Board, which consists of three of four trustees who are not interested persons of the funds or the Adviser, determined that the Trust would compensate, and pay certain expenses of, the Independent Trustees. Thus, the Trustee compensation is an obligation of the Trust. Separately, the Trust entered into an advisory agreement with the Adviser under which the Adviser has agreed to pay all the expense obligations of the Trust, other than those expenses that are specifically excluded under the contract. The fact that the obligations of the Trust are being paid by the Adviser does not change the nature of the obligation, which is as an obligation of the Trust. Consequently, we do not believe that the Adviser ultimately bearing the cost of the Trustee compensation makes the Independent Trustees of the funds interested persons of the Adviser or the Trust. Such an obligation in the advisory contract is similar to a contractual expense cap where the adviser will waive fees and reimburse expenses, a portion of which expenses could be trustee fees.

Comment 10 – Fee Table

In a supplemental correspondence, please confirm that there were no acquired fund fees and expenses under the prior construction of the Fund.

Response to Comment 10

Pursuant to the Staff’s request, the Fund so confirms.

Comment 11 – Statement of Additional Information

The Staff notes that the Statement of Additional Information states “During the fiscal period from October 1, 2019 through October 31, 2019, the Fund’s portfolio turnover rate was 0% of the average value of its portfolio. During the fiscal period from November 1, 2019 through April 30, 2020, the Fund’s portfolio turnover rate was 388% of the average value of its Index.” In a supplemental correspondence, please explain the discrepancies between the two fiscal year periods. Additionally, please explain how the portfolio turnover was significantly higher “due to the effect of certain market signals on the Index methodology.” The SAI states that “The Fund is expected to experience portfolio turnover levels in excess of 100% for the fiscal period from April 30, 2020 through October 31, 2020 in connection with the change in the Index that the Fund seeks to track.” Please delete the term “expected” and replace with “anticipated,” as described in Item 16(e) of Form N-1A.

Response to Comment 11

The Fund’s current index, the Lunt Capital U.S. Large Cap Equity Rotation Index, is designed to tactically rotate between low-volatility and high-beta stocks in the S&P 500.  Each month, based on propriety signals, the index has the potential to switch from low-volatility and high-beta stocks, resulting in 100% turnover, otherwise there no turnover for that month.  The index may go for several months before rotating, resulting in 0% turnover, or it could switch several months in a row, resulting in higher amounts of turnover.  During the one-month fiscal period from October 1 to October 31, 2019, the Lunt Capital U.S. Large Cap Equity Rotation Index did not rebalance, hence 0% turnover.  Whereas during the second six-month fiscal period the index experienced several portfolio rotations, resulting in higher turnover of 388%

Pursuant to the Staff’s request, the Fund has made the requested revision in the Fund’s SAI.

Comment 12 – General

The Staff requests that when “investor” is used, please clearly explain that an “investor” includes the Fund.

Response to Comment 12

Pursuant to the Staff’s request, the Fund has revised the prospectus in several places accordingly.

Comment 13 – General

With respect to language used when referencing the investment objective throughout the prospectus, such as the Index Provider Risk, please have language that is consistent with the principal investment strategies.

Response to Comment 13

Pursuant to the Staff’s request, the Fund has revised the disclosure accordingly.

Comment 14 – General

In supplemental correspondence, the Staff requests confirmation regarding whether the Fund will comply with Rule 6c-11 upon effectiveness. If so, the Staff notes certain disclosure must be revised to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 14

Pursuant to the Staff’s request, the Fund confirms its intent to rely on Rule 6c-11 of the 1940 Act and has revised the disclosure accordingly.

Comment 15 – Statement of Additional Information

The Staff notes that Fundamental Policy #7 of the section of the Statement of Additional Information entitled “Investment Objective and Policies” references a definition of “concentration” as defined in the 1940 Act. The 1940 Act doesn’t define the term “concentration” nor industry or group of industries. The Commission has previously stated that generally a fund is concentrated in an industry or group of industries if it invests or proposes to invest 25% of its net assets in an industry or group of industries. Please provide a non-fundamental definition of the term “concentration.”

Response to Comment 15

Pursuant to the Staff’s request, the disclosure has been revised to include the following:

For purposes of applying restriction (7) above,

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp By: /s/ Morrison C. Warren Morrison C. Warren

Exhibit A

Principal Investment Strategies

The Fund will invest at least 80% of its net assets (including investment borrowing) in the exchange-traded funds (“ETFs”) that comprise the Index. The Fund, using an indexing investment approach, seeks investment results that generally correspond, before fees and expenses, to the performance of the Index. The Index provider, Refinitiv/Thomson Reuter (“Thomson Reuter” or the “Index Provider”), compiles, maintains and calculates the Index.

The Index is composed of the shares of twelve Innovator S&P 500 Power Buffer ETFs (each, an “Underlying ETF,” and together, the “Underlying ETFs”), which are rebalanced semi-annually to be equally weighted. As further described below, each Underlying ETF seeks to provide a defined outcome based upon the performance of the S&P 500 Price Return Index (“S&P 500 Price Index”) over the course of an approximately one-year time period (each, an “Outcome Period”) that begins on the first trading day of the month indicated in the Underlying ETF’s name. For each Underlying ETF, the Fund seeks to provide an upside return that is capped for an applicable Outcome Period (a “Cap”) and a measure of downside protection from losses for such Outcome Period (i.e. a “buffer”).

The Index seeks to provide “laddered” investing in the Underlying ETFs. Laddered investing refers to investments in several similar securities that have different maturities or reset dates, with the goal of mitigating timing risks associated with investing in a single investment. The laddered approach of the Index is designed to help an investor offset some of the timing risks inherent in the purchase of shares of a single Underlying ETF. Once an Outcome Period has begun an investor that purchases shares of a single Underlying ETF may have little upside available to them for the remainder of the Outcome Period (because the Underlying ETF’s share price has increased to a level near its Cap) or little ability to benefit from a buffer (because the Underlying ETF’s share price has decreased in value by more than the downside protection). The Fund, in accordance with the Index, will be continuously invested in a laddered portfolio of the twelve Underlying ETFs, Each month, one Underlying ETF concludes its one-year Outcome Period, and subsequently “rolls” into another one-year Outcome Period, refreshing its buffer level and resetting its Cap for another twelve months. This process repeats monthly, allowing Fund shareholders to participate in a diverse set of Caps and buffers. In addition, an investment in the Fund allows a shareholder to participate in the outcomes of each Underlying ETF without undertaking any additional purchases or sales.

With the laddered investment approach, the Fund will continue to have the potential to increase in a market environment where the value of the S&P 500 Price Index is steadily increasing, as at least one of the Underlying ETFs will have performance capacity because it will have reset its Cap within the past month. In addition, the Fund will have the potential to derive benefit from a buffer in a market environment where the S&P 500 Price Index is steadily decreasing, as at least one of the Underlying ETFs will have a buffer against losses because it will have reset its buffer within the past month. However, for any given time period, the upside performance available for an Underlying ETF may exceed the exposures to Caps that the Fund has in owning all of the Underlying Funds. Similarly, for any given time period, the potential for a buffer against losses may be greater when owning an Underlying Fund that has more ability to benefit from its own buffer than the buffers available by owning all of the Underlying ETFs See “Risks – “Fund of Funds Risk”.

The Underlying ETFs each utilize a defined outcome investing strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The Fund is a “fund-of-funds” and does not itself pursue a defined outcome strategy. The shares of the twelve ETFs comprising the Index are set forth below:

1.	Innovator S&P 500 Power Buffer ETF™ — January (PJAN)
2.	Innovator S&P 500 Power Buffer ETF™ — February (PFEB)
3.	Innovator S&P 500 Power Buffer ETF™ — March (PMAR)
4.	Innovator S&P 500 Power Buffer ETF™ — April (PAPR)
5.	Innovator S&P 500 Power Buffer ETF™ — May (PMAY)
6.	Innovator S&P 500 Power Buffer ETF™ — June (PJUN)

7.	Innovator S&P 500 Power Buffer ETF™ — July (PJUL)
8.	Innovator S&P 500 Power Buffer ETF™ — August (PAUG)
9.	Innovator S&P 500 Power Buffer ETF™ — September (PSEP)
10.	Innovator S&P 500 Power Buffer ETF™ — October (POCT)
11.	Innovator S&P 500 Power Buffer ETF™ — November (PNOV)
12.	Innovator S&P 500 Power Buffer ETF™ — December (PDEC)

Each Underlying ETF invests significantly all of its assets in FLexible EXchange® Options (“FLEX Options”) that reference the S&P 500 Price Index. Each Underlying ETF seeks to provide an outcome that is based upon the performance of the S&P 500 Price Index over the course of an approximately one-year time period that begins on the first trading day of the month indicated in the Underlying ETF’s name when the fund enters into its FLEX Option positions and ends on the market’s closure on the last trading day of the month immediately preceding the month indicated its name when those FLEX Options expire. For each Underlying ETF, the applicable Outcome Period has an upside return Cap that represents the maximum percentage return an investor can achieve from an investment in the Underlying ETF for the Outcome Period and a buffer of 15% of losses. There is no guarantee that the defined outcome strategy of an Underlying ETF in any given Outcome Period will be achieved.

The Index was created on [   ], 2020. On its inception date, the Index was equally allocated to shares of the twelve, monthly Underlying ETFs. The Index is reconstituted and rebalanced on a semi-annual basis. The Index will be scheduled to rebalance and reconstitute its portfolio securities on the third Wednesday of April and October each year. On each semi-annual rebalance date the Index will re-allocate its portfolio to invest in the Underlying ETFs equally, such that each Underlying ETF will constitute 1/12 of the Index portfolio. The Index’s semi-annual rebalance and reconstitution schedule may cause the Fund to experience a higher rate of portfolio turnover. Frequent turnover of the Fund’s portfolio securities may negatively affect the Fund’s performance because the Fund may pay higher levels of transaction costs and generate greater tax liabilities for shareholders. The amount of an individual Underlying ETF in the Fund will vary after its semi-annual rebalance date and therefore the percentage of Underlying ETFs held by the Fund may be dependent on its proximity to the Index’s rebalance date.

The section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies” contains additional information relating to the Underlying ETFs and graphics designed to illustrate the outcomes sought by the Underlying ETFs based upon the hypothetical performance of the S&P 500 Price Index.

Innovator Capital Management, LLC, the investment adviser to the Fund and the Underlying ETFs (“Innovator” or the “Adviser”), maintains a webpage for the Fund and each Underlying ETF that provides current information relating to the Underlying ETF’s sought-after outcomes, including the performance of the S&P 500 Price Index since the beginning of the Outcome Period, the Underlying ETF’s net asset value (“NAV”), the amount of investment gains possible until the Underlying ETF reaches the Cap, and the amount of buffer remaining. The address for each Underlying ETF’s webpage is set forth in the section entitled “Additional Information About the Fund’s Principal Investment Strategies.” These webpages will not only allow a prospective investor to find current information about each Underlying ETF’s progress through its Outcome Period, but it also provides links to each Underlying ETF’s prospectus and statement of additional information, which describe the principal investment strategies and principal risks of each Underlying ETF in much greater detail. Prospective investors are encouraged to visit one or more of these webpages and read the prospectus and statement of additional information of the Underlying ETFs before investing in an either an Underlying ETF or the Fund.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund concentrates its investments to approximately the same extent.